August 8, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Mail Stop 0303

Washington, D.C. 20549-0303

Attn:	Gregory Dundas

Re:	The Money Tree Inc.

Amendment No. 3 to Registration Statement on Form S-1 filed August 8, 2005

File No. 333-122531

Amendment No. 3 to Registration Statement on Form S-1 filed August 8, 2005

File No. 333-122533

Dear Mr. Dundas:

We are in receipt of your comment letter dated July 14, 2005 to The Money Tree Inc. We have addressed your comments in the letter by reproducing each comment below and providing our response immediately following. Simultaneously with the delivery of this letter, we have filed the above referenced Amendments to the Registration Statement with changes responsive to your comments.

General

1.	Comment: We note your response to our prior comment no. 2. However, we also note that in Xerox, the interest rate changed according to a formula based on the one-year Treasury rate. In the present case, however, there is no such formula. Please provide you analysis of how the post-interest-rate-adjustment debentures follow Xerox.

Response: We assume that you are interpreting the Xerox letter to mean that the interest rate on the Xerox notes resets pursuant to a strict formula. We further assume that the “formulaic” nature of this reset (vs. a reset involving issuer discretion) is more consistent with the investment decision being made at the time of the purchase of the notes.

We fail to see how the involvement of issuer discretion in the reset undercuts the original investment decision being made on the date of purchase, as long as the reset mechanism is fully described in the prospectus. We also note that the reset judgment made by us, while not tied directly to an index or specific security, will not be arbitrary and will have a relationship to conditions in the interest rate markets generally.

More importantly, your interpretation of the Xerox letter ignores the fact that Xerox allowed itself substantial latitude on the resetting of rates. The formula used is merely a

August 8, 2005

United States Securities and Exchange Commission

floor—the rate must be “not less than” the formula described. Clearly, changes in Xerox’s creditworthiness and changes on corporate bond spreads from comparable treasury securities might have caused Xerox to reset the coupon at a higher rate than the floor. In fact, the formula was not likely used at the time the Xerox notes were originally sold. Using the formula in the Xerox letter on the one year treasury rate in effect on June 22, 1982, when the Xerox notes were originally sold, assuming the notes were issued at par, would have resulted in an original interest rate of 14.86%; the actual rate recited in the letter is 15.20%. Therefore, we doubt investors would have expected the interest rate to reset according to the formula.

As we mentioned in our previous letter, the Xerox notes were issued under a shelf registration and were subject to interest adjustment on an annual basis during the term of the notes. The Debentures are subject to interest adjustment on either a one-year, two-year or four-year basis (depending on the interest adjustment period selected by the investor). Xerox mailed notice to its noteholders approximately one month prior to the interest adjustment and noteholders then had the right to elect to have their notes repaid by giving notice. Noteholders who did not so elect would be paid the new interest rate. Similarly, we will mail notice to the Debenture holders at least 20 days prior to the end of the interest adjustment period. Debenture holders will then have the right to elect to have their Debentures redeemed by giving notice within 10 days after the end of the interest adjustment period. Therefore, the Debenture holders have approximately 30 days to decide whether to accept the new interest rate (to the extent that the interest rate changes at all).

For the reasons described above, we believe there is no discernable difference between the interest adjustment feature of the notes issued in Xerox and the interest adjustment feature of the Debentures. Therefore, we respectfully request that you clear this comment.

2.	Comment: Please include a risk factor disclosing the interest rate risk to investors that results from the terms of the note, namely that the company can redeem the notes at any time, while the investor can redeem them only at the end of an interest adjustment period.

Response: Please see the risk factor on page 14 entitled “If we redeem the Debentures, you may not be able to reinvest the proceeds at comparable rates.” In order to be completely responsive to your comment, we have revised this risk factor to address the fact that the investor can only redeem at his or her option without penalty at the end of each interest adjustment period.

August 8, 2005

United States Securities and Exchange Commission

Management’s Discussion and Analysis

Overview, page 18

3.	Comment: Your revised tabular presentations on page 18 and 19 contain numerous inconsistencies compared to your first amendment filed on May 6, 2005. Please revise your disclosure for consistency. Alternatively, revise to quantify and explain the reasons for each change in your current disclosure compared to your previous disclosure.

Response: As we discussed with Ben Phippen and Joyce Sweeney of the SEC accounting staff in a conference call on July 28, in preparing requested data for the receivable roll-forward schedule, we realized that information previously disclosed in a table in the MD&A relating to various components of our loan activity was incorrect. The original data was gathered from reports prepared for lenders related to credit facilities. In this data, a small percentage of direct consumer loans were reclassified as consumer sales finance contracts for internal reporting purposes. In the preparation and reconciliation of the roll-forward information, this reclassification came to light and was corrected in Amendment No. 2. The overall company totals of finance receivables reported externally remain unchanged, but some of the components of the direct consumer loans and consumer sales finance contracts categories changed.

In the comment above and in our further discussions with Mr. Phippen and Ms. Sweeney, the SEC has requested that we briefly explain the reason for the change in the discussion following the table. However, the more we consider this request, the more we object to it. In fact, we strongly believe such an explanation will only confuse investors.

First, investors considering purchase of the securities will only receive the final prospectus reflecting all changes made during the registration process and will not receive a redline showing any such changes. Second, we fail to see the relevance of highlighting this particular change in the prospectus above any other changes made during the registration process. Finally, we believe reference in the final prospectus to information contained in a pre-effective amendment is improper and would only lead to confusion and the potential for the investor to read and potentially rely upon information contained in a prior pre-effective filing. We don’t believe this request is consistent with good disclosure practice and respectfully request that the Commission reconsider this comment.

4.	Comment: We note your expanded disclosure on page 20 in response to our prior comment 11. Please revise to reconcile this roll-forward to the amount of loans originated and repaid as disclosed in your statements of cash flows for each period presented.

Response: In the course of compiling the reconciliation of the roll-forward, we discovered an error in the computation of some of the collections data resulting in a few changes to the roll-forward and a minor change to the Consolidated Statements of Cash Flows for the six months ended March 25, 2005. We also discovered incorrect data in the September 25, 2003 delinquency table. Please see the reconciliation of the amounts of loans originated and repaid.

August 8, 2005

United States Securities and Exchange Commission

5.	Comment: We note your response to our prior comment 10. Please revise to clarify whether the amounts of refinancings disclosed in the roll-forward represent actual cash flows, and describe the nature of the cash flows.

Response: We have revised the lead-in paragraph to describe each category of the roll-forward and to clarify that refinancings and collections represent cash receipts in the form of repayments of loans.

6.	Comment: We note your expanded disclosure on page 20 in response to our prior comment 11. Please revise to describe the nature of rebates and other adjustments.

Response: The lead-in paragraph also describes the nature of the rebates and other adjustments category.

Analysis of Allowance for Credit Losses, page 24

7.	Comment: We note your revised disclosure in response to our prior comment 12. Please revise to separately quantify charge-offs and recoveries for your direct consumer loans and consumer sales finance contracts.

Response: Please be advised that all of our recoveries relate solely to proceeds we receive from claims filed with our non-file insurance carrier. We only file non-file insurance claims relating to direct consumer loans. Therefore, all of our recoveries relate to direct consumer loans. Please see our revised disclosure separately quantifying charge offs for direct consumer loans, consumer sales finance contracts and bankruptcy accounts.

8.	Comment: We note your revised disclosure in response to our prior comment 12. Please revise to describe the changes in asset quality and other underlying reasons for the significant changes in charge-off experience for each period presented for each category of receivables.

Response: We have revised the disclosure to explain the reason for the significant increase in charge offs and recoveries during fiscal year 2004.

Delinquency Information, page 25

9.	Comment: Please revise your tabular presentation of delinquency information to include bankruptcy accounts for each category of receivables.

Response: We added a column to the delinquency tables to include bankruptcy accounts for each category of receivables.

10.	Comment: We note your disclosure that you also use the recency method for determining delinquency status of receivables. Please revise to explain when and why you use the recency method.

Response: As we discussed on the July 28 conference call, we have revised the disclosure to clarify that we only utilize the contractual method for all external reporting purposes. We do not, in fact, use the recency method for determining delinquency status of receivables. Rather, recency of payment is one factor

August 8, 2005

United States Securities and Exchange Commission

that is considered in determining whether to possibly delay more serious collection measures, such as repossession of collateral.

11.	Comment: We note your disclosure that one criterion used to determine when a past due account will qualify for refinancing is that a payment must have been received within the last 10 days. Please revise to quantify the amount of contractually delinquent accounts that were refinanced during each period presented.

Response: We have revised the disclosure to clarify that refinancing of delinquent accounts occurs on such an infrequent basis that we do not track any statistics on this event.

Business

Lending and Collection Operations, page 41

12.	Comment: We note your response to our prior comment no. 15. Please tell us how you determined that 35.3% of your fiscal year-ended September 25, 2004 outstanding loans were generated through refinancings if you do not maintain data on the gross amount of new loans that are the result of refinancing. Explain how you derive the amount of cash flows related to loan originations reported in your statements of cash flows without maintaining data on amounts advanced to customers as a result of refinancings. Please tell us what data is maintained related to receivable refinancing and provide us with a hypothetical journal entry depicting a receivable that is refinanced with a portion of the proceeds being advanced to the customer.

Response: In our previous response letter to the Commission, after internal discussions with our accounting personnel, we stated that we were unable to compile certain requested information relating to refinancings. However, after revisiting this subject, we have determined that we can compile some of the requested refinancing information. Please see the revised disclosure setting forth the percentage of our loan volume resulting from refinancings.

Description of Debentures, page 53

13.	Comment: On page 56 you describe the procedures that will be followed at the time of maturity, including the specific timing with regard to notification, and provision of a prospectus. Please revise the discussion on page 54 regarding what will take place at the end of each interest adjustment period to disclose the same type of detailed information.

Response: Pursuant to your comment, we have revised the prospectus disclosure throughout relating to the procedures to be followed at the end of each interest adjustment period.

August 8, 2005

United States Securities and Exchange Commission

Audited Financial Statements

Note 2 – Summary of Significant Accounting Policies – Finance Receivables, page F-8

14.	Comment: We note your disclosure on page 41 that 35.3% and 37.2% of your loans were generated through refinancing in 2004 and 2003, respectively. Due to the volume of refinancing please revise your accounting policy disclosure to describe how you determine whether a refinancing should be treated as a new loan or a continuation of a prior loan and your income recognition policy in each case. Please refer to paragraph 12-13 of SFAS 91.

Response: We treat all of our renewals and refinancings as new loans. Please see our revised disclosure in Note 2.

Note 2 – Summary of Significant Account Policies – Income Recognition, page F-9

15.	Comment: We note your response to our prior comment no. 14. Please revise to clarify whether loans are placed back on active status once any payment is received or whether loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Response: Please see our revised disclosure in Note 2 clarifying that the loan is returned to active status and accrual of income is resumed when all of the principal and interest amounts contractually due are brought current (one or more full contractual monthly payments are received and the account is less than 60 days contractually delinquent) at which time we believe future payments are reasonably assured.

Note 2 – Summary of Significant Account Policies – Credit Losses, page F-11

16.	Comment: In your response to our prior comment 19 you state that your former insurance company failed to pay retro commissions. Please revise to quantify the amount of retrospective commissions that the former insurance company failed to pay and clarify whether these commissions were earned and recognized as insurance commission revenue prior to the settlement. Explain your basis for recording the legal fees associated with the collection of these commissions in your allowance for credit losses.

Response: Please be advised that the settlement with our former insurance carrier and resulting contingent legal fees we paid to our law firm had nothing to do with the retrospective commissions we were owed by our former insurance carrier. This settlement related only to claims on non-file insurance. The agreement with our law firm clearly excluded any retrospective commissions we recovered and no legal fees were in fact paid thereon. The insurance carrier refused payment of earned retrospective commissions until the non-file claims dispute was settled, but there was never any claim that these earned commissions were not owed. These commissions were subsequently paid once the non-file insurance settlement occurred.

August 8, 2005

United States Securities and Exchange Commission

17.	Comment: Please revise to describe how you account for previously accrued interest when a receivable is charged-off.

Response: Please see our revised disclosure in Note 2 — Summary of Significant Accounting Policies — Income Recognition. While we have historically reversed accrued interest on loans charged off against interest income in the current period, amounts that may have related to prior periods are not material for any period presented. However, we will change our policy beginning with the fiscal year beginning September 26, 2005 to more closely align with GAAP, whereby such amounts relating to a prior period will be charged against the Allowance for Credit Losses.

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August 8, 2005

United States Securities and Exchange Commission

Please call me at (229) 246-5288 with any questions you may have.

Sincerely,

/s/ Vance R. Martin
Vance R. Martin

cc:	Michael K. Rafter, Esq.